December 6, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny, Esq.

Re:	Sunset Financial Resources, Inc. (the “Company”)

Preliminary Consent Solicitation Statement on Schedule 14A

Filed October 3, 2005, by Western Investment LLC, Western Investment

Hedged Partners LP, Western Investment Institutional Partners LLC,

Western Investment Activism Partners LLC and Arthur D. Lipson (collectively, the “Western Group”)

File No. 001-32026

Dear Mr. Duchovny:

Reference is made to our conversation yesterday regarding the above-referenced Preliminary Consent Solicitation Statement on Schedule 14A (the “Statement”). We have discussed with the Western Group the matters you raised regarding the status of the Statement and provide the following responses on the Western Group’s behalf:

1.	The Western Group has not solicited written consents in connection with the Statement.
2.	The Western Group has not received any written consents in connection with the Statement.
3.	The Western Group does not currently anticipate using the Statement for the purpose of soliciting written consents for the purposes set forth therein.

December 6, 2005

On October 28, 2005, certain members of the Western Group commenced an action against the Company in the Circuit Court of Maryland for Baltimore City seeking declaratory and injunctive relief to nullify several amendments to the Bylaws of the Company passed by the Company’s board before and after the filing of the Statement. The suit alleges that the Company’s board amended the Bylaws on August 31, 2005 and October 5, 2005 (the “Bylaw Amendments”) for the unlawful purpose of preventing the Western Group from exercising its rights to seek a special meeting of stockholders to remove the incumbent board members. To the extent the Western Group obtains the relief sought in this action, the Western Group may again seek to solicit written consents to call a special meeting of stockholders, in which case the Western Group will notify the Staff and either respond to the Staff’s comments on the Statement or file a new preliminary consent solicitation statement with the SEC. We will be mindful of the Staff’s prior comments to the Statement in any such re-filing or any other consent solicitation statement prepared by this firm, to the extent applicable.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman